FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
Date of Report: October 15, 2008
Commission File Number: 001-33328

XINHUA FINANCE MEDIA
LIMITED

2201, Tower D, Central International Trade Center,
6A Jian Wai Avenue, Chaoyang District,
Beijing 100022, People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                               Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                               No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-

XINHUA FINANCE MEDIA LIMITED
SIGNATURE

XINHUA FINANCE MEDIA LIMITED
Form 6-K
Xinhua Finance Media Limited (“XFML”) is furnishing, under the cover of Form 6-K, the press release issued by XFML on October 9, 2008 regarding its expansion of digital pay TV channel network in China.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINHUA FINANCE MEDIA LIMITED
	By:	/s/ Fredy Bush
	Name:	Fredy Bush
	Title:	Chief Executive Officer
Date: October 15, 2008

[For immediate release]
XFMedia expands with four new nationwide digital pay TV channels
BEIJING, October 9, 2008 - XFMedia (NASDAQ: XFML), a leading media group in China, announced today that it has signed an agreement to acquire a company that gives it a significant interest in four digital pay TV channels with nationwide coverage in China.
Chinese release download: http://www.xfmedia.cn/cn/press-center/press-releases/pdf/pr081009_cn.pdf
Under the Agreement, XFMedia will acquire a company that has an interest in Tianjin Shidai Tianchuang Co. Ltd. (“Shidai Tianchuang”), which operates the four digital pay channels. Shidai Tianchuang intends to apply for government approval to reposition the channels to further expand their reach into China’s upwardly mobile demographic.
The number of households in China with digital pay TV connections grew to 27.3 million last year from 12.9 million in 2006, according to a report by Informa Telecoms and Media Group on China’s media industry. The report predicts that the number of digital pay TV households will rise to 123 million by 2013, accounting for half of all digital pay TV connections in the Asia Pacific region at that time, when the region’s pay TV market is forecasted to be worth US$45 billion. Morgan Stanley, in a report published in June 2008, said China’s digital TV industry has entered a “hyper growth phase”.
The Morgan Stanley report said: “As most Chinese people have gradually satisfied their needs for food and shelter, they hunger for high-quality media content ... Going forward, the media industry will likely see the fastest growth in consumer demand and wealth creation in China.”
Under the Agreement, XFMedia will purchase 100% of China Media Network Ltd, which will hold a 49% interest in Shidai Tianchuang. It will also acquire a majority interest in the companies operating the four channels (the “JV Companies”), giving it rights to the majority of the profits from the whole venture. XFMedia will make an initial cash payment of US$5 million upon signing the Agreement. XFMedia will make a further cash payment of US$10 million, and issue two million Class A common shares (one million ADS) of XFMedia if certain conditions are met, including the successful repositioning of the channels, the transfer of the equity interest in Shidai Tianchuang, and the establishment of the JV Companies.
End

For more information:
Media Contact
Joy Tsang, XFMedia, +86 21 6113 5999, joy.tsang@xfmedia.cn
Lindsay Koval, AGG International, +1 212 614 4170, lindsay@aggintl.com
IR Contact
Edward Liu, XFMedia, +86 21 6113 5978, edward.liu@xfmedia.cn
Howard Gostfrand, American Capital Ventures, +1 305-918-7000, toll free +1 877 918 0774, info@amcapventures.com
About XFMedia
Xinhua Finance Media (“XFMedia”; NASDAQ: XFML) is a leading media group in China with nationwide access to the upwardly mobile demographic. Through its synergistic business groups, Broadcast, Print and Advertising, XFMedia offers a total solution empowering clients at every stage of the media process and connecting them with their target audience. Its unique platform covers a wide range of media assets, including television, radio, newspaper, magazine, outdoor, online and other media assets.
Headquartered in Beijing, the company has offices and affiliates in major cities of China including Beijing, Shanghai, Guangzhou, Shenzhen and Hong Kong. For more information, please visit www.xfmedia.cn.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” ''confident’’ and similar statements. Among other things, quotations from management in this announcement contain forward-looking statements. Statements that are not historical facts, including statements about XFMedia’s beliefs and expectations are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those contained in any forward-looking statements. Potential risks and uncertainties include, but are not limited to, risks outlined in XFMedia’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form -20-F. All information provided in this press release is as of the date hereof, and XFMedia undertakes no duty to update such information, except as required under applicable law.